CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com





05008929

7th June 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Syndicate at Lloyd's	01/06/2005

Yours faithfully,

Krupali Patel

REG-Catlin Group Limited Syndicate at Lloyd's
Released: 01/06/2005

RNS Number:9681M
Catlin Group Limited
1 June 2005

CATLIN GROUP ISSUES QUARTERLY FORECASTS
FOR CATLIN SYNDICATE AT LLOYD'S

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international specialist property and casualty insurer and reinsurer, has today issued forecasts relating to the open 2003 and 2004 years of account of the Catlin Syndicate (Syndicate 2003), which is managed by Catlin Underwriting Agencies Limited.

The forecasts, which are set out below, are expressed as a percentage of capacity based on figures as at 31 March 2005:

Year of Account	Capacity (£m)	Current Forecast (%)	Previous Forecast (%)
2003	£500.0	13.7% - 18.7%	13.7% - 18.7%
2004	£500.0	8.8% - 13.8%	No previous forecast

The forecast for the 2004 year of account is the first forecast issued for this open year and should be treated as preliminary as a considerable amount of business written in the 2004 year of account remains on risk.

Catlin Group Limited provided 100% of the capacity of the Catlin Syndicate for both 2003 and 2004.

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications, Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
Email: james.burcke@catlin.com

Investor Relations:
William Spurgin,
Head of Investor Relations, Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol: 'CGL').

2. The Catlin Group operates three underwriting platforms:

   - The Catlin Syndicate at Lloyd's (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

   - Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda began underwriting in 2002 and writes property treaty and casualty treaty

reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

All three Catlin Group underwriting platforms have been assigned 'A' (Excellent) financial strength ratings by A.M. Best Company.

The Catlin Group also operates subsidiaries located in Houston and New Orleans in the US, as well as in the UK, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These subsidiaries allow Catlin to work more closely with local clients and their brokers.

3. The Catlin Group's website can be found at www.catlin.com.

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